UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Western Asset Variable Rate Strategic Fund Inc. (GFY)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

957667108

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 957667108

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  595,842

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  595,842

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

595,842

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

7.16%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 595,842 shares of GFY on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 7.16% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 595,842 shares or 7.16% of the outstanding shares. George W. Karpus presently owns 630 shares. Mr. Karpus purchased the shares on August 7, 2007 at $16.77 (630 shares). Karpus Investment Management, Inc. presently owns 1,100 shares. Karpus Investment Management Profit Sharing Plan purchased shares on May 23, 2006 at $16.99 (775 shares) and on May 24, 2007 at $17.00 (325 shares). None of the other principals of KIM presently own shares of GFY.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 8/13/2007  17,000   $16.69
 8/14/2007  7,800   $16.69
 8/15/2007  1,400   $16.51
 8/15/2007  (400)  $16.50
 8/16/2007  7,900   $16.11
 8/21/2007  (25)  $16.83
 8/24/2007  1,700   $16.65
 8/28/2007  3,300   $16.55
 9/12/2007  400   $16.78
 9/17/2007  1,100   $16.75
 9/18/2007  19,050   $16.77
 9/19/2007  1,000   $16.79
 9/19/2007  (2,800)  $16.70
 9/21/2007  3,100   $16.86
 9/24/2007  5,250   $16.87
 9/25/2007  22,600   $16.90
 9/26/2007  12,400   $16.89
 9/27/2007  21,470   $16.91
 9/28/2007  15,650   $16.89
 10/1/2007  (150)  $16.92
 10/5/2007  3,050   $16.92
 10/8/2007  950   $16.91
 10/9/2007  400   $16.90
 10/10/2007  200   $16.90
 10/11/2007  2,900   $16.92
 10/12/2007  3,100   $16.90
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Director of Investment Personnel and Senior Analyst
Date:   October 16, 2007